Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the material terms of the capital stock of Oruka Therapeutics, Inc. (“we,” “us,” “our” or the “Company”), as well as other material terms of certain provisions of the Delaware General Corporation Law (the “DGCL”), our second amended and restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), both of which have been filed as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and are incorporated by reference herein. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the DGCL for more information.

Our authorized capital stock consists of 545,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”), of which 251,504 shares have been designated as Series B Preferred Stock, $0.001 par value per share (the “Series B Preferred Stock”).

As of December 31, 2024, there were 37,440,510 shares of our Common Stock and 137,138 shares of Series B Preferred Stock outstanding.

Common Stock

Our Certificate of Incorporation authorizes the issuance of up to 545,000,000 shares of Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Dividend rights

Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of our Common Stock are entitled to receive dividends out of funds legally available if our board of directors (our “Board”), in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board may determine.

Voting rights

Pursuant to our Bylaws, holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. Accordingly, pursuant to our Certificate of Incorporation, holders of a majority of the shares of our Common Stock are able to elect all of our directors. Our Certificate of Incorporation establishes a classified Board, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.

Preferred Stock

Under the terms of our Certificate of Incorporation, our Board is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Subject to any certificates of designation, the Board can also increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock.

Series B Preferred Stock

Certain holders of our Series B Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock equal to, on an as-if-converted-to-common-stock basis, and in the same form as dividends actually paid on shares of our Common Stock. Except as provided in the Series B Certificate of Designation or as otherwise required by law, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock: (a) (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (ii) alter or amend the Series B Certificate of Designation, or (iii) amend or repeal any provision of, or add any provision to, our Certificate of Incorporation or Bylaws in a manner that adversely affects any rights of the holders of the Series B Preferred Stock, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series B Preferred Stock, regardless of whether any of the foregoing actions will be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (b) issue further shares of Series B Preferred Stock beyond those contemplated for issuance in the Merger Agreement or increase or decrease (other than by conversion) the number of authorized shares of Series B Preferred Stock, (c) at any time while at least 30% of the originally issued Series B Preferred Stock remains issued and outstanding, consummate either: (x) any Fundamental Transaction (as defined in the Series B Certificate of Designation) or (y) any merger or consolidation of the Company with or into another entity or any stock sale to, or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of our capital stock immediately after such transaction, or (d) enter into any agreement with respect to any of the foregoing. The Series B Preferred Stock shall rank on parity with the Common Stock as to the distribution of assets upon any liquidation, dissolution, or winding-up of the Company. Each share of Series B Preferred Stock is convertible at the option of the holder, at any time, and without the payment of additional consideration by the holder. As of December 31, 2024, each outstanding share of Series B Preferred Stock was convertible into common stock at a ratio of approximately 83.3332:1.

Anti-Takeover Provisions

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Company, including the following:

●	Board of Directors vacancies. Our Certificate of Incorporation and Bylaws require that the Board, and not stockholders, fill any directorships that become vacant or are created by an increase in the authorized number of directors by the affirmative vote of a majority of the remaining directors or by the sole remaining director. In addition, pursuant to our bylaws, the number of directors constituting our Board is permitted to be set only by a resolution adopted by a majority vote of the entire Board. These provisions prevent a stockholder from increasing the size of our Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Board but promotes continuity of management.

●	Classified board. Our Certificate of Incorporation provides that our Board is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

●	Stockholder action; special meetings of stockholders. Our Certificate of Incorporation and Bylaws provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Further, our Bylaws provide that special meetings of stockholders may be called only by the Board, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

●	Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

●	No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting.

●	Directors removed only for cause. Our Bylaws provide that stockholders may remove directors only for cause, and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote generally in the election of directors.

●	Amendment of charter provisions. Any amendment of the above provisions in our Certificate of Incorporation requires approval by holders of at least two-thirds of our outstanding Common Stock.

●	Issuance of Preferred Stock. Our Board has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of Preferred Stock enables our Board to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

●	Choice of forum. Our Certificate of Incorporation and Bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any complaint asserting any internal corporate claims. In addition, our Bylaws also provide that the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions do not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock and Series B Preferred Stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Suite 101, Canton, MA 02021, and its telephone number is (800) 344-5128.

Listing

Our Common Stock is listed on The Nasdaq Global Market under the symbol “ORKA.”

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